QUEST CAPITAL CORP.

Interim Consolidated Financial Statements (Unaudited)
March 31, 2010

(Expressed in thousands of Canadian dollars)

Quest Capital Corp.
Consolidated Balance Sheets (unaudited)
(Expressed in thousands of Canadian dollars)

	March 31,	December 31,
	2010	2009
	$	$

Assets
Cash deposits	34,428	4,729
Restricted cash (Note 5)	977	1,103
Loans receivable (Note 6)	222,380	274,153
Income tax receivable	201	-
Future income tax assets (Note 12)	11,418	11,504
Premises and equipment (Note 7)	387	429
Intangible assets (Note 8)	102	117
Other assets	5,535	6,365
	275,428	298,400

Liabilities
Accounts payable and accrued liabilities (Note 13)	2,262	2,793
Non-recourse loan syndication (Note 6(h))	-	20,677
Income tax payable	129	161
Future income tax liabilities (Note 12)	400	549
Asset retirement obligation (Note 10)	291	313
	3,082	24,493

Shareholders’ Equity
Share capital (Note 11)	207,982	210,433
Contributed surplus (Note 11)	9,733	9,223
Retained earnings	54,631	54,251
	272,346	273,907
	275,428	298,400

Refer to Note 14 for additional commitments and contingencies and to Note 20 for subsequent events.

Approved by the Board of Directors

“Brian E. Bayley”	Director	“A. Murray Sinclair”	Director
Brian E. Bayley		A. Murray Sinclair

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Income and Comprehensive Income (unaudited)
(Expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended March 31
	2010	2009
	$	$

Interest income
Interest and loan fee income	3,536	8,697
Interest expense (Notes 9, 11 (b))	-	(2,124)
Syndication interest expense (Note 6(h))	(139)	-
Net interest income	3,397	6,573
Loan loss expense, net of recoveries (Note 6(d))	(1,583)	(2,597)
	1,814	3,976

Other income
Syndication fees and other income (Note 13)	8	13
Gain on sale of loans and foreclosed properties (Note 6(c))	642	-
	650	13
Net interest and other income	2,464	3,989

Non-interest expense
Salaries and benefits (Note 14(a))	1,256	874
Office and other (Note 13)	372	401
Stock-based compensation	262	200
Legal and professional services	235	222
Regulatory and shareholder relations	80	96
Resource asset related expenses	60	85
Directors’ fees	47	45
	2,312	1,923
Income before income taxes	152	2,066

Income tax (recovery) expense (Note 12)
Current	(178)	94
Future	(50)	589
	(228)	683
Net income and comprehensive income	380	1,383

Earnings per share
Basic and diluted	nil	0.01
Weighted average number of shares outstanding
Basic	149,920,590	147,913,521
Diluted	149,984,820	147,913,521

The accompanying notes are an integral part of these consolidated financial statements

Quest Capital Corp.
Consolidated Statements of Changes in Shareholders’ Equity (unaudited)
(Expressed in thousands of Canadian dollars, except number of shares)

	Three Months Ended March 31
	2010		2009
	Number of		Number of
	Shares	$	Shares	$

Common shares (Note 11)
Balance, beginning of period	151,342,734	210,433	146,789,711	207,161
Issued as agent’s fee on preferred shares	-	-	1,404,762	1,180
Repurchased and cancelled	(1,762,500)	(2,451)	-	-
Balance, end of period	149,580,234	207,982	148,194,473	208,341

Contributed Surplus (Note 11)
Balance, beginning of period		9,223		7,954
Stock-based compensation		262		200
Normal course issuer bid (Note 20)		248		-
Balance, end of period		9,733		8,154

Retained earnings
Balance, beginning of period		54,251		75,884
Net income		380		1,383
Balance, end of period		54,631		77,267

Accumulated other comprehensive income
Balance, beginning and end of period		-		-

Total shareholders’ equity, end of period		272,346		293,762

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of Canadian dollars)

	Three Months Ended March 31
	2010	2009

Cash flows from (used in) operating activities
Net income	380	1,383
Adjustments to determine net cash flows relating to operating items:
Amortization of premises and equipment and intangible assets	66	89
Future income taxes	(50)	589
Stock-based compensation expense	262	200
Loan loss expense, net of recoveries	1,583	2,597
Gain on sale of loans and foreclosed properties	(642)	-
Amortization of deferred loan fees	(547)	(950)
Increase in accrued and capitalized interest	(569)	(1,451	) [1]
Deferred loan fees received	641	173
Decrease in asset retirement obligation	(22)	(26)
Other changes in non-cash operating working capital (Note 19)	(884)	967
Other operating cash flows	(13)	-
Amortization of financing costs	-	309
	205	3,880

Cash flows from (used in) financing activities
Repayments of non-recourse loan syndication	(20,898)	-
Common shares repurchased and cancelled (Note 11(c))	(2,203)	-
Revolving debt facility
Advances	-	4,000
Repayments	-	(8,000)
	(23,101)	(4,000)

Cash flows from (used in) investing activities
Activity in loans
Funded	(4,793)	(11,016)
Repayments and other	16,231	12,350	[1]
Proceeds on sale of loans and foreclosed properties	41,040	-
Purchases of premises and equipment	(7)	-
Purchases of intangible assets	(1)	(68)
Decrease in restricted cash	91	1,168
	52,561	2,434
Foreign exchange gain (loss) on cash held in a foreign subsidiary	34	(60)
Increase in cash deposits	29,699	2,254
Cash deposits - beginning of period	4,729	1,621
Cash deposits - end of period	34,428	3,875

[1]

In 2010, the Company reclassified changes in accrued and capitalized interest previously recorded as cash flows from investing activities to cash flows from operating activities for the comparative period.

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

1	NATURE OF OPERATIONS

Quest Capital Corp.’s (“Quest” or the “Company”) business is to provide mortgage financings. The Company is a mortgage investment corporation (“MIC”) for Canadian income tax purposes. A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada). A MIC does not pay corporate-level income taxes when all taxable income is distributed to shareholders as dividends during a taxation year and within 90 days of its year end. Dividend payments made to taxable Canadian shareholders are subject to Canadian tax as interest income. The Company must continually meet the following criteria to maintain MIC eligibility: (i) at least 50% of its assets must consist of residentially oriented mortgages and/or cash; (ii) it must not directly hold any foreign assets, including investments secured by real property located outside of Canada; (iii) it must not engage in operational activities outside of the business of lending and investing of funds; and (iv) no person may own more than 25% of any class of the issued and outstanding shares.

2	BASIS OF PRESENTATION

The accompanying financial information does not include all disclosures required under generally accepted accounting principles for annual consolidated financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s 2009 audited annual consolidated financial statements and notes.

Certain comparative figures in the consolidated statements of cash flows and number of loans disclosed in Note 6 have been reclassified to conform to the current period’s presentation.

3	SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual consolidated financial statements. These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the Company’s accounts and those of its wholly-owned subsidiaries, QC Services Inc., 0854560 B.C. Ltd., 0854561 B.C. Ltd., Viceroy Capital Corp., Viceroy Gold Corporation and a 75% proportionate joint venture interest in the Castle Mountain property.

4	FUTURE CHANGES IN ACCOUNTING POLICIES

CICA Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests

In January 2008, the CICA issued Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

The Company has not yet adopted the new standards. Management is currently in the process of determining the impact of these standards on the Company’s consolidated financial statements.

5	RESTRICTED CASH

a) Castle Mountain

Pursuant to an agreement among the partners of the Castle Mountain property, the Company is required to set aside restricted cash of US$962 ($977) as at March 31, 2010 (December 31, 2009 - US$1,049 ($1,103)) in a fund to fulfill reclamation and closure obligations at its Castle Mountain property.

b) Interest on loans receivable (held in trust)

Certain of the Company’s loan agreements permit the Company to withhold a portion of the total loan receivable amount in trust as interest reserves, which are classified as restricted cash. These amounts are applied as interest payments become due. As at March 31, 2010 and December 31, 2009, no interest reserves were held by the Company.

6	LOANS RECEIVABLE

a) Loans and loan loss provision

	March 31,	December 31,
	2010	2009
	$	$
Loan principal[1]	254,888	308,123
Accrued interest and deferred fees	2,084	2,093
Loan loss provision	(34,592)	(36,063)
Loans receivable	222, 380	274,153

[1]	Foreclosed real estate assets-held-for-sale with a net carrying value of $nil (December 31, 2009 - $1,956) are included in the net loan principal amount above based on estimated net realizable value.

b) Past due loans that are not impaired

Loans are classified as past due when a loan is outstanding past the scheduled maturity or interest payment date. This may arise in the normal course of business as a result of various factors including construction or refinancing delays. These loans are not classified as impaired because they are either less than 90 days past due or are fully secured and there is reasonable assurance of collection of principal and accrued interest.

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Principal of loans past maturity or interest payment date:

	March 31, 2010		December 31, 2009
Days Outstanding Past Maturity	Number		Number
or Interest Payment Date	of Loans	$	of Loans	$
1 – 30 days	-	-	1	13,950
31 – 60 days	1	4,052	-	-
61 – 90 days	-	-	1	1,393
	1	4,052	2	15,343

In the Company's estimation, the fair value of the collateral held on past due loans that are not impaired is sufficient to offset the risk of loss on the past due loans as at March 31, 2010. Loans renegotiated or renewed during the period

In certain instances the Company may choose to renegotiate or renew loans instead of enforcing its security on loans which have not been repaid and are otherwise past due, or to extend performing loan arrangements. When renewing loan terms, the Company may include changes in contractual maturity dates or interest terms, receipt of additional collateral, borrower personal guarantees or principal reductions. If renewed loan terms result in cash flows that are substantially different from the carrying values of the original loans, the Company considers the original loan to be extinguished, and records a new loan based on the new cash flows, discounted at the market rate of interest prevailing at the time of renewal. Any difference between carrying values of the old and new loans would be recognized in income.

During the three months ended March 31, 2010, performing loans with a combined outstanding principal of $19,383 (March 31, 2009 - $37,923) were renegotiated or renewed. These renewals exclude renewals or forbearance terms on impaired loans. None of the renewed loan terms were sufficiently different from the original terms to warrant an extinguishment of the original loans.

c) Sale of loans and foreclosed properties

During the three months ended March 31, 2010, the Company sold certain loans receivable and foreclosed properties. A summary of these transactions is as follows:

	Three Months Ended
	March 31
	2010	2009
	$	$
Proceeds, net of payments due to syndicate partners	29,228	-
Loan and asset carrying value, net of loan loss provisions of $2,783	(28,530)	-
Net gain	698	-
Net gain reported as loan loss recovery	56	-
Net gain reported as a gain sale of loans and foreclosed properties	642	-
	698	-

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

d) Impaired loans and loan loss provisions

The carrying values of the Company’s impaired loans and loan loss provisions are as follows:

	March 31, 2010		December 31, 2009
	Number		Number
	of Loans	$	of Loans	$
Carrying value of impaired loans with loan loss provisions	14	132,926	15	138,958
Loan loss provisions		(34,592)		(36,063)
	14	98,334	15	102,895
Carrying value of impaired loans without loan loss provisions	2	35,647	3	41,761
Carrying value of impaired loans, net of loan loss provisions	16	133,981	18	144,656

At March 31, 2010, the total estimated fair value of the collateral of impaired loans with loan loss provisions is $122,345 and for impaired loans without loan loss provisions is $58,927. The forms of collateral that the Company holds as security for the loans includes real property and other assets which may include securities, cash and borrower guarantees. Management has estimated the fair value of the collateral taking into account a number of factors including independent real estate appraisals and management’s knowledge of the collateral, credit and real estate markets. In assessing the adequacy of the specific loan loss provision, management takes into account likely realizable values, legal costs and incorporates a time value and credit risk component into estimated future cash flows.

The changes in the Company’s loan loss provision during the three months ended March 31, 2010 are as follows:

	Three Months Ended
	March 31
	2010	2009

Balance, beginning of period	36,063	13,735
Loan loss expense, net of recoveries[1]	1,583	2,597
Written off on loan sale or discharge	(3,054)	-
Balance, end of period	34,592	16,332

[1]

In the three months ended March 31, 2010, the Company recorded $3,944 (2009 - $2,597) in additional loan loss provisions and a $2,361 (2009 - $nil) recovery of loan loss provisions previously recorded.

As at March 31, 2010, the Company performed a comprehensive review of each loan in its loan portfolio to determine the requirement for loan loss provisions.

e) Loan commitments

At March 31, 2010, the Company has loan commitments for future advances on loans of up to $10,255 expiring on or before March 31, 2011. However, these advances are subject to a number of conditions including presale requirements, the completion of due diligence and no material adverse changes in the assets, business or ownership of the borrower and other terms.

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

f) Property sector distribution of loan principal

The following table summarizes the distribution of the Company’s outstanding loan principal balances by property sector:

	March 31, 2010		December 31, 2009
	Number		Number
	of Loans	$	of Loans	$
Land under development	15	131,834	15	135,549
Real estate - residential	1	1,392	2	6,763
Real estate - commercial	9	87,502	10	87,493
Construction	5	34,160	7	78,318
Total loan principal	30	254,888	34	308,123

g) Geographic distribution of loan principal

The following table summarizes the distribution of the Company’s outstanding mortgage loan principal balances by geographic location:

	March 31, 2010		December 31, 2009
	Number		Number
	of Loans	$	of Loans	$
British Columbia	13	103,994	15	141,694
Prairies	13	115,855	14	125,429
Ontario	4	35,039	5	41,000
Total loan principal	30	254,888	34	308,123

h) Non-recourse loan syndication

In 2009, the Company syndicated certain loans receivable to third parties on a non-recourse basis involving senior and subordinated positions in each loan, whereby the third party held the senior position and the Company the subordinated position. The Company retained a right to repurchase the syndicate positions in these loans and, as such, the Company recorded the full principal balances and interest as loans receivable and interest income, respectively. The syndicate portions of these loans were presented separately as non-recourse loan syndication liabilities and interest earned by syndicate partners as syndication interest expense.

During the three months ended March 31, 2010, the Company repurchased the principal and accrued interest of all senior positions on the non-recourse loans, thereby reducing its non-recourse loan syndication liability to $nil.

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

7     PREMISES AND EQUIPMENT

				December 31,
	March 31, 2010			2009
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$
Land	35	-	35	35
Leasehold improvements	369	180	189	208
Computer equipment	401	307	94	114
Office equipment	93	24	69	72
	898	511	387	429

Amortization for the period of $49 is included in office and other expense (three months ended March 31, 2009 - $86).

8	INTANGIBLE ASSETS

				December 31,
	March 31, 2010			2009
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$
Computer software	210	108	102	117

Amortization for the period of $17 is included in office and other expense (three months ended March 31, 2009 - $3).

9	REVOLVING DEBT FACILITY

In January 2008, the Company entered into a two year revolving debt facility syndicated among three Canadian chartered banks to a maximum of $88,000. In October 2009, the Company cancelled the facility.

10	ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to closure obligations at its Castle Mountain property. The fair value of cash legally restricted for the purposes of settling asset retirement obligations is disclosed in Note 5.

11	SHARE CAPITAL

a)   Authorized

Unlimited first and second preferred shares

Unlimited common shares without par value

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

b) Cumulative 13.50% First Preferred Shares, Series A, issued and outstanding

In December 2008, the Company completed a private placement of 20,000,000 redeemable 13.5% Cumulative, First Preferred Shares, Series “A” with voting rights, at a price of $2.00 per share for aggregate proceeds of $40,000. On March 20, 2009, by way of a Dividend Payment Agreement, the Company obtained the option to settle the quarterly preferred share dividend obligations by the issuance of common shares at the prevailing rate.

In December 2009, the Company redeemed all of the First Preferred Shares at a price of $2.00 per share plus declared and unpaid dividends.

c) Common shares issued and outstanding

On December 16, 2009, the Company obtained regulatory approval to commence a normal course issuer bid (“the Bid”) from December 18, 2009 to December 17, 2010. Under the Bid, the Company may repurchase and cancel up to 12,132,650 of its own shares, of which 121,600 were repurchased in December 2009.

In the three months ended March 31, 2010, the Company repurchased and cancelled 1,762,500 common shares with an assigned value of $2,451 for $2,203. The difference of $248 was recorded as an increase to contributed surplus.

Subsequent to March 31, 2010, the Company repurchased and cancelled substantially all remaining shares authorized under the Bid. See subsequent events Note 20.

d) Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the then issued and outstanding common shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

Changes in the number of stock options outstanding for the three months ended March 31, 2010 are as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price
		$
Balance, December 31, 2009	2,680,000	2.21
Granted	4,225,000	1.35
Exercised	-	-
Expired	-	-
Cancelled	(40,000)	3.21
Balance, March 31, 2010	6,865,000	1.68
Options exercisable at March 31, 2010	2,392,032	2.23

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2010:

Options Outstanding				Options Exercisable
		Weighted	Weighted		Weighted
Range of	Number of	Average	Average	Number of	Average
Exercise	Options	Remaining	Exercise	Options	Exercise
Prices	Outstanding	Contractual Life	Price	Exercisable	Price
$		Years	$		$
0.00 to 1.49	4,625,000	4.77	1.33	460,392	1.29
1.50 to 1.99	350,000	3.16	1.99	233,312	1.99
2.00 to 2.49	1,355,000	1.76	2.20	1,163,328	2.22
2.50 to 2.99	55,000	2.36	2.55	55,000	2.55
3.00 to 3.49	480,000	2.11	3.23	480,000	3.23
	6,865,000	3.89	1.68	2,392,032	2.23

12	INCOME TAXES

The Company has tax losses and other deductions in certain of its entities which are available to reduce its taxable income in Canada. The Company has recognized a future income tax asset to the extent that the amount is more likely than not to be realized from future earnings.

a) Income tax (recovery) expense consists of the following:

	Three Months Ended
	March 31
	2010	2009
	$	$
Current
Canada	-	-
United States	(178)	94
Total current (recovery) expense	(178)	94

Future
Canada	85	712
United States	(135)	(123)
Total future (recovery) expense	(50)	589
Total income tax (recovery) expense	(228)	683

During the three months ended March 31, 2010, the Company used a portion of its tax loss carry-forwards and a recovery of foreign tax credits to offset its tax expense, resulting in a net tax recovery.

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

b) The Company has non-capital losses to reduce future taxable income in Canada of approximately $32,687. These losses will expire in 2015 ($6,046), 2028 ($2,432) and 2029 ($24,209).

c) The significant components of the future income tax assets and liabilities are as follows:

	March 31,	December 31,
	2010	2009
	$	$
Non-capital loss carry-forwards	8,515	8,682
Capital loss carry-forwards	7,585	7,585
Premises and equipment	122	86
Specific loan loss provisions	967	999
Resource deductions	661	659
Other	1,537	1,462
	19,387	19,473
Valuation allowance[1]	(7,969)	(7,969)
Future income tax asset	11,418	11,504

Deferred gain and other	400	549
Future tax liability	400	549

[1]

Future income tax assets are recorded at values for which are more likely than not to be realized. A valuation allowance has been provided for amounts which the Company believes are not likely to be realized.

13	RELATED PARTY TRANSACTIONS

a) Included in accounts payable and accrued liabilities as at March 31, 2010 is $650 (December 31, 2009 - $865) due to employees for bonuses payable, $575 (December 31, 2009 - $751) due to certain officers for accrued severance (see also Note 14(a) and $31 (December 31, 2009 - $33) in syndicate interest payable to certain directors and officers or companies related through common directors.

b) For the three months ended March 31, 2010, the Company paid $60 (March 31, 2009 - $16) for administration services to a party related by virtue of having certain directors and officers in common. The Company was also reimbursed $33 (March 31, 2009 - $28) in office and premises costs by the same related party, of which $10 (December 31, 2009 - $11) is included in accounts receivable.

c) For the three months ended March 31, 2010, the Company received $4 (March 31, 2009 - $4) in syndication loan administration fees from parties related by virtue of having certain directors and officers in common.

14	COMMITMENTS AND CONTINGENCIES

a) During the year ended December 31, 2009, the Company entered into employment contracts with certain officers of the Company, whereby $2,225 will be paid if these officers remain with the Company through the end of these contracts. In the three months ended March 31, 2010, $225 was paid and the remaining $2,000 is due in 2012. The Company anticipates these payments will be made in full, and is accruing for these commitments on a straight-line basis over the terms of the contracts.

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

b) The Company has entered into an operating lease for office premises and has committed to office-related costs through 2014.

As at March 31, 2010, the remaining payments for the employment contracts, the operating lease and office costs are due as follows:

	2010	2011	2012	2013	2014	Total
	$	$	$	$	$	$
Employment contracts	-	-	2,000	-	-	2,000
Operating lease and office costs	331	442	442	25	25	1,265
	331	442	2,442	25	25	3,265

c) As at March 31, 2010, the Company maintains surety bonds of $900 (US$886) (December 31, 2009 - US$886) as guarantees for compliance with the reclamation obligations of the Castle Mountain Joint Venture.

d) Loan commitments are disclosed in Note 6(e).

15	INTEREST RATE SENSITIVITY

The Company’s exposure to interest rate changes results from the difference between assets and liabilities and their respective maturities or interest rate repricing dates. Based on current differences as at March 31, 2010, the Company estimates that an immediate and sustained 100 basis point increase in interest rates would increase net interest income over the next 12 months by $200. An immediate and sustained 100 basis point decrease in interest rates would decrease net interest income over the next 12 months by $200.

The carrying amounts of assets and liabilities in the following table are presented in the periods in which they next reprice to market rates or mature based on the earlier of contractual repricing and maturity dates, as at March 31, 2010:

	Floating	Within 6	6 to 12	1 to 3	Over	Non Interest
March 31, 2010	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	20,000	210,732	11,658	12,498	-	20,540	275,428
Total liabilities and equity	-	-	-	-	-	275,428	275,428
Difference	20,000	210,732	11,658	12,498	-	(254,888)	-
Cumulative difference	20,000	230,732	242,390	254,888	254,888	-	-
Cumulative difference as a percentage of total assets	7.3%	83.8%	88.0%	92.5%	92.5%	-	-

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

	Floating	Within 6	6 to 12	1 to 3	Over	Non - Interest
December 31, 2009	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	58,812	228,818	16,993	3,500	-	(9,723)	298,400
Total liabilities and equity	-	17,505	2,500	-	-	278,395	298,400
Difference	58,812	211,313	14,493	3,500	-	(288,118)	-
Cumulative difference	58,812	270,125	284,618	288,118	288,118	-	-
Cumulative difference as a percentage of total assets	19.7%	90.5%	95.4%	96.6%	96.6%	-	-

16	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value represents the amount at which a financial instrument could be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act and is best evidenced by a quoted market price in an active market. Quoted prices are not always available and in these cases, the Company determines fair value of financial assets using valuation techniques based on observable market data and management’s best estimates of market conditions. The estimates are subjective and involve particular assumptions and matters of judgement and as such, may not be reflective of future realizable values.

Fair values of financial instruments are assessed according to a hierarchy which ranks the inputs underlying the fair value determination. The three levels of the fair value hierarchy are:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.
Level 3:	Inputs that are not based on observable market data.

Except for cash deposits and restricted cash, which are classified as Level 2 financial instruments, none of the Company’s financial instruments are recorded at fair value in the consolidated balances sheets as at March 31, 2010.

The fair values of loans receivable reflect changes in the general level of interest rates that have occurred since the loans were originated, net of any loan loss provisions. These instruments lack an available trading market and are not typically exchanged, and have been valued assuming they are not available for sale. The fair values are not necessarily representative of the amounts realizable in immediate settlements of the instruments. For variable rate loans, the fair values approximate their carrying values since these instruments reprice to market frequently. For fixed rate loans, fair values are determined by discounting the expected future cash flows at current market rates for loans with similar terms and risks. The Company adjusts the fair values of loans to take account of any significant changes in credit risks using observable market inputs in determining the counterparty credit risks of loans, net of loan loss provisions on the loans.

The fair values of non-recourse loan syndications are determined by using market interest rates for financial instruments with similar terms and risks. These instruments lack an available trading market and are not typically exchanged.

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The fair value of the revolving debt facility is based on a variable rate of interest and reprices to market frequently and on that basis the fair value approximates the carrying value.

The fair value of the preferred share liability is determined by using market interest rates for financial instruments with similar terms and risks. This instrument lacks an available trading market and is not typically exchanged.

The table below sets out the fair values of financial instruments and does not include assets and liabilities that are not considered financial instruments:

	March 31, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$	$	$	$

Assets
Cash deposits	34,428	34,428	4,729	4,729
Restricted cash	977	977	1,103	1,103
Loan principal, net of loan loss provision	220,296	220,520	272,060	272,412

Liabilities
Non-recourse loan syndication	-	-	20,667	20,667

17	CAPITAL AND RISK MANAGEMENT

Capital management

The Company’s capital management objectives are to maintain a strong and efficient capital structure to provide liquidity to support operations. The Company continually monitors its capital position to ensure these objectives are met. A strong capital position also provides flexibility in considering accretive growth opportunities.

At March 31, 2010, management considers the Company’s capital to comprise all components of shareholders’ equity of $272,346.

Risk management

The success of Quest is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other financial institutions, Quest is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit risk management

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

estate values. These market changes may be regional, national or international in nature or may revolve around a specific product type. Risk is increased if the value of real estate securing the Company’s loans falls to a level approaching or below the loan amounts. Any decrease in real estate values may delay the development process and will adversely affect the value of the Company’s security.

During the loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

•	emphasis on first mortgage financings;

•	emphasis on borrowers’ experience;

•	local and regional diversification of mortgages;

•	diversification of the loan portfolio by asset type;

•	the investigation of the creditworthiness of all borrowers;

•	the employment of qualified and experienced loan originators and underwriters;

•	allocation of the responsibility of the loan to two Quest employees which allow for peer review;

•	physical inspection of the property;

•	review of the sufficiency of the borrower’s business plans including strategies to exit the property and/or enhance the value of the property;

•	continuous written status updates provided on the business plans and if applicable, construction progress;

•

the engagement of qualified independent consultants and advisors such as lawyers, quantity surveyors, real estate appraisers and insurance consultants dedicated to protecting the Company’s interests; and

•	the segregation of duties to ensure that qualified staff are satisfied with all due diligence requirements prior to funding.

The Company’s focus on loan remediation and the collection of loans included the strengthening or implementation of additional procedures. These include:

•	The formation of a remediation team who focus on the identification and remediation of problem loans;

•

Strategy formulation as to the most appropriate method to protect the Company’s interest including obtaining additional security, request for principal reductions, protective disbursements and foreclosure proceedings;

•	Frequent physical inspection of the properties by loan remediation team members;

•	Engaging new legal counsel, realtors, and other professionals;

•	Frequent updating of appraisals and/or re-underwriting of loans including updating borrower and guarantor financial conditions; and

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

•	Weekly management review and discussion of the status of the loan including legal status, market intelligence, and business plans of the borrower.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate. The Board has delegated much of this responsibility to its Credit Committee, which comprise three independent directors. They are provided monthly with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all applications for loans between $15 million and $25 million, and any loan application for amounts greater than $25 million must be approved by the Board. The Board has delegated approval authority for all loans less than $15 million to an approval committee comprised of members of senior management. In addition, at origination, the Company does not allow any one loan to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity. As at March 31, 2010, the largest loan in the Company’s loan portfolio was $28.6 million (13% of the Company’s loans receivable) and is considered impaired. This was also the largest aggregate amount owing by any one borrower. Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower. The Company reviews its policies regarding its lending limits on an ongoing basis.

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loan commitments and the repayment of any debt facility at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. Quest manages its loan commitment liquidity risk by the ongoing monitoring of scheduled mortgage fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at March 31, 2010, the Company had future loan commitments to borrowers of up to $10,225. Future loan commitments are primarily for construction draws which occur over the course of the term of the relevant loan which is typically 12 to 18 months in duration. Further, as at March 31, 2010, 32% of the Company’s principal loan balance (before provisions) or $82.4 million, is due within a year. With the current economic climate, the ability to accurately forecast actual repayments on the Company’s loan portfolio has become difficult.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments and property sales.

Market risk

Market risk is the impact on earnings as a result of changes in financial market variables such as interest rates and foreign exchange rates which can arise when making loans and borrowing and making investments. The Company does not engage in any type of trading activities. The Company’s material market risk is limited to interest rates as noted below.

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. For loans funded using bank debt priced on the basis of bank prime rate plus a spread, the Company manages this risk through the pricing of certain of its loans also being based upon the bank prime rate plus a spread. In addition, the Company will, in some cases, have minimum rates or an interest rate floor in its variable rate loans. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. Quest currently mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to two years, and by charging prepayment penalties and upfront commitment fees.

As at March 31, 2010, the Company had one variable rate loan priced off the bank prime rate with an aggregate principal of $20.0 million and 29 fixed-rate loans with an aggregate principal of $234.9 million.

18	SEGMENTED INFORMATION

The Company has primarily one operating segment, which is to provide mortgage financings. The Company’s geographic location is Canada.

19	CASH FLOW INFORMATION

a) Changes in non-cash operating working capital

	Three Months Ended
	March 31
	2010	2009
	$	$
(Increase) decrease in prepaid and other receivables	(121)	74
(Decrease) increase in accounts payables and accrued liabilities	(531)	794
(Increase) decrease in income tax receivable	(201)	99
(Decrease) increase in income tax payable	(31)	-
	(884)	967

b) Cash received or paid

	Three Months Ended
	March 31
	2010	2009
	$	$
Interest received (non-loan)	5	14
Interest and fees paid on debt	-	325
Income tax instalments	18	33
	23	372

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended March 31, 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

c) Non-cash financing and investing activities

	Three Months Ended
	March 31
	2010	2009
	$	$
Common shares issued as agent’s fee for preferred shares	-	1,180

20	SUBSEQUENT EVENTS

In April 2010, the Company repurchased and cancelled an additional 10,050,300 of its own common shares, under the Normal Course Issuer Bid program disclosed in Note 11 (c), for $13,789. The assigned value of repurchased shares was $13,974, which will be reduced from share capital in future reporting periods. The $185 difference between the assigned value and the aggregate purchase price will be added to contributed surplus.